

October 27, 2010

Mr. Mark S. Gorder
Chief Executive Officer
Intricon Corporation
1260 Red Fox Road
Arden Hills, Minnesota 55112

   RE: **Intricon Corporation**
      Form 10-K for the fiscal year ended December 31, 2009
      Filed March 16, 2010
      File No. 1-05005

Dear Mr. Gorder:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 4

Regulation., page 8

1. Please revise your future filings to further explain the need for any government
    approval of your principal products and the effects of existing or probable
    government regulations on your business. For example, your future disclosure
    should address to the extent material:

    •   The effects of third-party reimbursement, such as under the Medicare and
        Medicaid programs for your medical products;
    •   The effects of federal, state, or European regulations to which you are subject
        as a manufacturer of medical equipment, such as the U.S. Food and Drug
        Administration's Good Manufacturing Practices under the Quality System
        Regulation or ISO quality system certifications; and
    •   The effects of federal regulatory approval processes, such as the U.S. Food
        and Drug Administration's 501k regulatory approval process or the European
        Union's rules under the Medical Devices Directive on your products.

Consolidated Statements of Operations, page 40

2. We see disclosures in Note 3 that you present Datrix acquisition costs of $277
    thousand in "other expenses, net" in this statement in 2009. Please tell us the
    specific nature of such costs and tell us your consideration of how the guidance at
    FASB ASC 805 or other applicable U.S. GAAP supports your current
    classification of such costs in your statement of operations. Specifically address
    why the costs are included as part of your 2009 *non-operating* loss rather than
    your *operating* loss.

Item 9B. Other Information, page 69

3. Please tell us why you believe your disclosure in this section addresses the
    requirements contained in Item 9B of Form 10-K.

Item 11. Executive Compensation, page 70

4. Please tell us why the option awards for Messrs. Giordano and Masucci are
    different from the option award for Mr. Seamon in the director compensation
    table on page 8 of your definitive proxy statement, which has been incorporated
    by reference, given your disclosure on page 9 of the definitive proxy statement
    that each of Messrs. Giordano, Masucci, and Seamon was granted an option to
    purchase 10,000 common shares at an exercise price of $3.03 per share.

5. We note your disclosure in the last sentence of "Annual Cash Incentive Compensation" on page 17 of your definitive proxy statement, which has been incorporated by reference, that you achieved from 80% to 150% of targeted net income so that your named executive officers were eligible to receive incentive compensation ranging from 20% to 60% of their 2009 salary. Please tell us how this disclosure is consistent with your disclosure in "Annual Cash Incentive Compensation" on page 20 and in the "Summary Compensation Table" on page 22 that minimum targets had not been met and no bonuses were awarded in 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis Hult at (202) 551-3618, Jay Webb at (202) 551-3603 or me at (202) 551-3212 if you have any questions regarding comments on the financial statements. Please contact Aslynn Hogue at (202) 551-3841 or Jay Mumford at (202) 551-3637 if you have questions on any other comments.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief